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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of September, 2002

                               Armagh Group, Inc.
                (Translation of registrant's name into English)

                              412-111 Peter Street
                                Toronto, Ontario
                                Canada, M5V 2H1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F.[.X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No [X].....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated September 19, 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Armagh Group, Inc.
                                                  (Registrant)

                                                  By: /s/ Darren Breitkreuz
                                                      ---------------------
                                                      Director




Date: 19 September 2002


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ARMAGH GROUP INC. - "AMGH"
(formerly Sharps Elimination Technologies Inc.)
412 - 111 Peter Street
Toronto, Ontario
M5V 2H1
Tel: (416) 591-8611



                        CHANGE OF MAJORITY DIRECTORS AND

                              CORPORATE NAME CHANGE

VANCOUVER, BC, SEPTEMBER 19, 2002 - Armagh Group Inc. (the "Company") announces that the separation arrangement now being complete, Kelly Fielder has tendered his resignation as a director of the Company and Adrian Towning and Darren Breitkreuz have been appointed to the Board of Directors.

Additionally, the Company has changed its name from Sharps Elimination Technologies Inc. to Armagh Group Inc.

The Company is actively seeking new business opportunities and/or projects.


                                      ###


ON BEHALF OF THE BOARD OF DIRECTORS OF
ARMAGH GROUP INC.

/s/ Darren Breitkreuz

Darren Breitkreuz,
Director